SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Diplomat Pharmacy, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

25456K101

(CUSIP Number)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

Telephone: (952) 936-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Timothy R. Aragon

G. Allen Hicks

Hogan Lovells US LLP

1601 Wewatta Street, Suite 900

Denver, CO 80202

Telephone: +1 (303) 899-7300

December 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 2 OF 14 PAGES

1	Names of reporting persons UnitedHealth Group Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 17,326,715 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 17,326,715
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.8% 2/
14	Type of reporting person (see instructions) CO

1/

Beneficial ownership of 22.8% of the outstanding Common Stock (as defined below) of Diplomat (as defined below) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock as a result of certain provisions contained in the Tender and Support Agreement (as defined below) as described in Items 3, 4 and 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose. The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of 17,326,715 shares of Common Stock that are currently subject to the Tender and Support Agreement.

2/	The percentage calculation is based on 75,997,792 shares of Common Stock outstanding as of December 3, 2019, as represented by Diplomat in the Merger Agreement (as defined below).

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 3 OF 14 PAGES

1	Names of reporting persons Denali Merger Sub, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 17,326,715 3/
	9	Sole dispositive power -0-
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 17,326,715
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 22.8% 4/
14	Type of reporting person (see instructions) CO

3/

Beneficial ownership of 22.8% of the outstanding Common Stock of Diplomat is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock as a result of certain provisions contained in the Tender and Support Agreement as described in Items 3, 4 and 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose. The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of 17,326,715 shares of Common Stock that are currently subject to the Tender and Support Agreement.

4/	The percentage calculation is based on 75,997,792 shares of Common Stock outstanding as of December 3, 2019, as represented by Diplomat in the Merger Agreement.

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 4 OF 14 PAGES

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, no par value per share (the “Common Stock”), of Diplomat Pharmacy, Inc., a Michigan corporation (“Diplomat”). Diplomat’s principal executive offices are located at 4100 S. Saginaw Street, Flint, Michigan 48507.

Item 2.	Identity and Background.

(a) – (c) UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”), are filing this Schedule 13D jointly. A Joint Filing Agreement between the Reporting Persons is attached as Exhibit 3 hereto.

UnitedHealth Group is a diversified health care company dedicated to helping people live healthier lives and helping make the health system work better for everyone. UnitedHealth Group offers a broad spectrum of products and services through two distinct platforms: UnitedHealthcare, which provides health care coverage and benefits services; and Optum, which provides information and technology-enabled health services. Purchaser is principally engaged as a holding company and was formed for the purposes of acquiring and holding Common Stock pursuant to the Merger Agreement (as defined below) and consummating the transactions contemplated by the Merger Agreement. The address of the principal business and the principal office of UnitedHealth Group is 9900 Bren Road East, Minnetonka, Minnesota 55343. The address of the principal business and the principal office of Purchaser is c/o UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, Minnesota 55343.

The name, business address, and present principal occupation or employment of each director and executive officer of the Reporting Persons, in each case as of the date hereof, are set forth in Schedule A hereto and incorporated herein by reference.

(d) – (e) During the past five years, the Reporting Persons have not and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The Tender and Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among UnitedHealth Group, Purchaser and the shareholders of Diplomat listed on the signature pages thereto (the “Supporting Shareholders”). The Supporting Shareholders entered into the Tender and Support Agreement as a condition to and inducement for UnitedHealth Group’s and Purchaser’s entry into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated herein by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased by either Reporting Person and no payments were made by or on behalf of either Reporting Person in connection with the execution of the Tender and Support Agreement.

Item 4.	Purpose of Transaction.

(a) – (b)

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Merger Agreement

On December 9, 2019, UnitedHealth Group and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diplomat. Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) no later than January 8, 2020 to purchase all of the issued and outstanding shares (the “Shares”) of Common Stock, at a price per share of $4.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding.

The obligations of Purchaser to, and UnitedHealth Group to cause Purchaser to, accept for payment and pay for any Shares that are validly tendered (and not properly withdrawn) are subject to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the conditions to the Offer set forth in the Merger Agreement, including (i) that the number of Shares validly tendered and not properly withdrawn as of the expiration of the Offer, when added to the number of Shares (if any) directly or indirectly owned by UnitedHealth Group and its wholly owned subsidiaries, would be equal to at least a majority of the total number of Shares outstanding at such time, (ii) the expiration or termination of any applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the Offer or the Merger; (iii) the accuracy of Diplomat’s representations and warranties in the Merger Agreement and its performance of or compliance with its agreements and covenants in the Merger Agreement, subject to certain materiality standards; (iv) the absence of any judgment, order, award, injunction, ruling, writ, assessment, determination, directive, settlement, award or decree (each, a “Judgment”), whether temporary, preliminary or permanent, by any governmental entity of competent jurisdiction or any law enjoining, restraining, prohibiting, preventing or making illegal the making of the Offer, the consummation of the Offer or the closing of the Merger; and (v) the receipt of certain consents, authorizations and approvals and the making of certain filings, applications and notices under certain state pharmacy laws.

Following the consummation of the Offer and subject to the satisfaction or waiver of all of the conditions to the Merger, Purchaser will merge with and into Diplomat (the “Merger”) in accordance with Section 703a(3) of the Michigan Business Corporation Act without a vote of Diplomat shareholders, with Diplomat surviving as a direct wholly owned subsidiary of UnitedHealth Group (the “Surviving Corporation”). In the Merger, each Share not previously purchased in the Offer and then outstanding immediately prior to the effective time of the Merger (“Effective Time”) (other than Shares that as of the Effective Time are (i) owned by UnitedHealth Group, Purchaser or any wholly owned subsidiary thereof or (ii) owned by Diplomat or held in Diplomat’s treasury) will be converted into the right to receive the Offer Price in cash, without interest and subject to any required tax withholding.

Pursuant to the terms of the Merger Agreement, at the Effective Time all:

•

outstanding Diplomat stock options held by any former or terminated employee of Diplomat or its subsidiaries (each a “Diplomat Non-Employee Option”) will be cancelled by virtue of the Merger and without any action on the part of the holder thereof, and each holder of any such cancelled Diplomat Non-Employee Option will receive a payment in cash, without interest, of an amount equal to the product of (i) the total number of shares of Common Stock subject to such cancelled Diplomat Non-Employee Option, multiplied by (ii) the excess, if any, of the (A) the Offer Price over (B) the exercise price per share subject to such cancelled Diplomat Non-Employee Option, less any applicable withholding taxes, except that any such Diplomat Non-Employee Option with respect to which the exercise price per share of Common Stock subject thereto is equal to or greater than the Offer Price will be cancelled for no consideration;

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 6 OF 14 PAGES

•

outstanding Diplomat stock options that are not Diplomat Non-Employee Options (“Diplomat Employee Options”), whether vested or unvested, will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into an option to purchase a number of shares of common stock, par value $0.01 per share, of UnitedHealth Group (“UnitedHealth Group Common Stock”) equal to the product (rounded down to the nearest whole number) of (i) (A) in the case of a service-based Diplomat Employee Option, the total number of shares of Common Stock subject to such Diplomat Employee Option immediately prior to the Effective Time or (B) in the case of a performance-based Diplomat Employee Option, the number of shares of Common Stock earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Common Stock remaining subject to the award, if the performance period ends after the Effective Time, and (ii) the quotient obtained by dividing (A) the Offer Price by (B) the volume weighted average of the closing sale prices per share of UnitedHealth Group Common Stock on the New York Stock Exchange, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source) on each of the five (5) full consecutive trading days ending on and including the third business day prior to the Effective Time (the “Equity Award Conversion Ratio”), at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of Common Stock of such Diplomat Employee Option immediately prior to the Effective Time divided by (2) the Equity Award Conversion Ratio, in each case, subject to the same terms and conditions, including vesting and exercisability, as applied to the exchanged Diplomat Employee Option, except for performance-based vesting conditions for performance periods ending after the Effective Time, for any terms rendered inoperative as a result of the transactions contemplated by the Merger Agreement or for such other changes that are necessary for the administration of the converted Diplomat Employee Option and not materially detrimental to the holder thereof;

•

outstanding Diplomat restricted stock unit awards (“RSU Awards”) that by their respective terms automatically become fully or partially vested effective immediately prior to or upon the consummation of the transactions contemplated by the Merger Agreement (without the required occurrence of termination of employment or any other event) (the “accelerated RSUs”) will be cancelled, and each holder of any such cancelled RSU Award will be entitled to receive a payment in cash of an amount equal to the product of (i) the Offer Price multiplied by (ii) the number of shares of Common Stock subject to such cancelled RSU Award, without interest, less any applicable withholding taxes; and

•

outstanding RSUs (other than any accelerated RSUs) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit award denominated in shares of UnitedHealth Group Common Stock and relating to a number of shares of UnitedHealth Group Common Stock equal to the product of (i) (A) in the case of a service-based RSU, the total number of shares of Common Stock subject to such RSU immediately prior to the Effective Time, or (B) in the case of a performance-based RSU, the number of shares of Common Stock earned based on actual performance, if the performance period ends on or before the Effective Time, or the number of shares of Common Stock remaining subject to the award (less any shares vested at or prior to the Effective Time), if the performance period ends after the Effective Time, multiplied by (ii) the Equity Award Conversion Ratio, with any fractional shares rounded down to the next lower whole number of shares, in each case, subject to the same terms and conditions, including vesting and settlement, as applied to the exchanged RSU, except for performance-based vesting conditions for performance periods ending after the Effective Time, for any terms rendered inoperative as a result of the transactions contemplated by the Merger Agreement or for such other changes that are necessary for the administration of the converted RSU and not materially detrimental to the holder thereof.

The respective obligations of Purchaser, UnitedHealth Group and Diplomat to effect the Merger are subject to the satisfaction (or, if permissible by law, mutual waiver by UnitedHealth Group and Diplomat), at or prior to the Effective Time, of each of the following conditions: (i) there has not been any Judgment issued or entered, that is in effect, whether temporary, preliminary or permanent, by any governmental entity of competent jurisdiction and there has not been any law that has been adopted or that is in effect, in each case that enjoins, restrains, prohibits, prevents or makes illegal the closing of the Merger; and (ii) Purchaser will have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn.

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 7 OF 14 PAGES

The Merger Agreement contains customary representations, warranties and covenants of Diplomat, UnitedHealth Group and Purchaser. These covenants include an obligation of Diplomat to and to cause its subsidiaries to, for the period between the execution of the Merger Agreement and the Effective Time and subject to certain exceptions, conduct its operations in all material respects in the ordinary course of business and, to the extent consistent with the foregoing, use commercially reasonable efforts to maintain and preserve its assets and business organization intact, keep available the services of key employees and maintain its relationships with governmental entities, partners, customers, suppliers, licensors and others having significant business dealings with Diplomat and Diplomat’s subsidiaries. Diplomat and UnitedHealth Group have also agreed to use reasonable best efforts to cause the conditions to closing to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to obtain approval of the proposed transactions under the HSR Act, subject to certain exceptions.

The purpose of the Offer is to enable UnitedHealth Group, through Purchaser, to acquire control of, and ultimately the entire equity interest in, Diplomat. The purpose of the Merger is to acquire all outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all outstanding Shares. Immediately following the Merger, UnitedHealth Group expects to contribute all of the outstanding equity of Diplomat to OptumRx Holdings, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of UnitedHealth Group.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, UnitedHealth Group, Purchaser and the Supporting Shareholders, who collectively own, beneficially or of record, an aggregate of 17,326,715 Shares (the “Subject Shares”), entered into a Tender and Support Agreement, dated as a December 9, 2019 (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, the Supporting Shareholders have agreed to validly tender the Subject Shares into the Offer no later than fifteen (15) business days after the commencement of the Offer, unless and until the date the Offer shall have been terminated or expired with no further extensions or re-extensions of the Offer being permitted or required pursuant to the Merger Agreement, or the Tender and Support Agreement shall have been terminated. Pursuant to the Tender and Support Agreement, the Supporting Shareholders have also agreed to vote at any annual or special meeting of Diplomat’s shareholders, and have appointed UnitedHealth Group, and any other person designated by UnitedHealth Group, as their proxy to vote, or cause to be voted, the Subject Shares (i) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Diplomat contained in the Merger Agreement, or of any Supporting Shareholder contained in the Tender and Support Agreement or (B) result in any of the conditions set forth in Article VI or Annex II of the Merger Agreement not being satisfied on or before the date that is six months after the date of the Merger Agreement; (ii) against any agreement or arrangement related to or in furtherance of any Competing Proposal (as defined in the Merger Agreement); (iii) against any other action, agreement or transaction the consummation of which would reasonably be expected to materially impede, materially interfere with, materially delay, materially postpone, materially discourage or adversely affect consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement by Diplomat, UnitedHealth Group or Purchaser, including (x) any extraordinary corporate transaction, such as a merger, acquisition, sale, consolidation or other business combination involving Diplomat (other than the Merger); (y) a sale, lease, license or transfer of a material amount of assets of Diplomat or any reorganization, recapitalization, extraordinary dividend or liquidation of Diplomat; or (z) any change in the present capitalization of Diplomat or any amendment or other change to Diplomat’s organizational documents (in the case of each of clauses (x), (y) and (z), solely to the extent Diplomat is prohibited from taking such action pursuant to the Merger Agreement); and (iv) in favor of (A) the approval of the adoption of the Merger Agreement and the transactions contemplated thereunder and (B) any other matter necessary for consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which is considered at any such meeting of shareholders, and in connection therewith to execute any documents reasonably requested by UnitedHealth Group that are necessary or appropriate in order to effectuate the foregoing.

The Tender and Support Agreement and the irrevocable proxy granted to UnitedHealth Group or its designee thereunder, will automatically terminate upon the occurrence of certain circumstances, including the termination of the Merger Agreement in accordance with its terms.

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 8 OF 14 PAGES

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a form of which is filed as Exhibit 2 and incorporated herein by reference.

(c) Not applicable.

(d) Pursuant to the terms of the Merger Agreement, the directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation immediately following the Effective Time.

(e) Under the terms of the Merger Agreement, except as expressly required or otherwise expressly permitted by the Merger Agreement, as required by applicable law, or as set forth in Diplomat’s disclosure schedule to the Merger Agreement, Diplomat may not, among other things, without the prior written consent of UnitedHealth Group (which will not be unreasonably withheld, conditioned or delayed): (i) declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of Diplomat, whether payable in cash, stock, property or a combination thereof, or (ii)(A) adjust, reclassify, combine, split, subdivide or amend the terms of any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities, or (B) redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities or other rights exercisable for or convertible into any such equity securities, except with respect to this clause (B) for acquisitions, or deemed acquisitions, of Shares in connection with forfeitures of equity incentive awards, the exercise of Diplomat options or in connection with the vesting or settlement of RSUs or awards of restricted stock (including in connection with tax withholdings), in each case outstanding as of the date of the Merger Agreement or as permitted thereby and in accordance with their terms and the terms of the Diplomat stock plans and past practice.

(f) If the Merger is consummated, Diplomat will become a direct wholly owned subsidiary of UnitedHealth Group.

(g) Pursuant to the terms of the Merger Agreement, the articles of incorporation of the Surviving Corporation will be amended and restated at the Effective Time to read in their entirety as set forth in Exhibit B to the Merger Agreement and the bylaws of the Surviving Corporation will be amended and restated at the Effective Time to read in their entirety as the bylaws of Purchaser as in effect immediately prior to the Effective Time.

(h) – (i) UnitedHealth Group and Purchaser intend to cause the Shares to be delisted from the New York Stock Exchange and deregistered under the Act, as soon after closing of the Merger as the requirements for such delisting and termination of registration are satisfied.

(j) Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement or the Tender and Support Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has any present plans or proposals which relate to, or may result in, any of the matters described in Item 4(a) – (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Additional Information

The tender offer described herein has not yet commenced, and this document and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell Shares. At the time the tender offer is commenced, UnitedHealth Group and Purchaser will file a Tender Offer Statement on Schedule TO and related materials, including an Offer to Purchase, a Letter of Transmittal and other related materials, with the U.S. Securities and Exchange Commission (“SEC”), and Diplomat will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. UnitedHealth Group, Purchaser and Diplomat intend to mail these documents to the shareholders of Diplomat. Investors and Diplomat shareholders are urged to read the Tender Offer Statement and related materials (including the Offer to Purchase and Letter of Transmittal) and the Solicitation/Recommendation Statement regarding the tender offer when they become available because they will contain important information that should be read before making a decision to tender the Shares. These documents (once they become available) will be available free of charge on the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (866) 829-0135 for all others, or by email at DPLO@dfking.com.

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 9 OF 14 PAGES

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Tender and Support Agreement, the Reporting Persons do not beneficially own any shares of Common Stock. As a result of entering into the Tender and Support Agreement, the Reporting Persons may be deemed to possess shared voting power to vote up to 17,326,715 shares of Common Stock with respect to certain matters described in Item 4 above, and thus, the Reporting Persons may be deemed to be the beneficial owner of up to 17,326,715 shares of Common Stock, or approximately 22.8% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). The foregoing beneficial ownership calculations are based on 75,997,792 shares of Common Stock outstanding as of December 3, 2019, as represented by Diplomat in the Merger Agreement. The Reporting Persons (i) are not entitled to any rights as a shareholder of Diplomat as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreement, and (ii) disclaim all beneficial ownership of such shares as permitted by Rule 13d-4 under the Act. Except as set forth in this Item 5(a)–(b), neither the Reporting Persons, and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in shares of Common Stock by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any person named in Schedule A hereto, during the past sixty days.

(d) To the knowledge of the Reporting Persons, none of the Reporting Persons or any person named in Schedule A has or knows any other person, other than the Supporting Shareholders, who has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, the Merger Agreement and the Tender and Support Agreement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of Diplomat, including but not limited to transfer or voting of any of the securities of Diplomat, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc., and Diplomat Pharmacy, Inc. (incorporated by reference to Exhibit 2.1 to Diplomat Pharmacy, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2019)

2	Tender and Support Agreement, dated December 9, 2019, by and among UnitedHealth Group Incorporated, Denali Merger Sub, Inc., Philip R. Hagerman and certain other shareholders of Diplomat Pharmacy, Inc. listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to Diplomat Pharmacy, Inc.’s Current Report on Form 8-K filed with the SEC on December 9, 2019)

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 10 OF 14 PAGES

3	Joint Filing Agreement, dated as of December 19, 2019, by and among UnitedHealth Group Incorporated and Denali Merger Sub, Inc.*

*	Filed herewith

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 11 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2019

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Secretary to the Board of Directors

DENALI MERGER SUB, INC.

By:	/s/ Karen E. Peterson
Name:	Karen E. Peterson
Title:	Secretary

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 12 OF 14 PAGES

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF UNITEDHEALTH GROUP AND PURCHASER

The following table sets forth the name, present principal occupation or employment and citizenship of each of the directors and executive officers of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), and Denali Merger Sub, Inc., a Michigan corporation (“Purchaser”) and a direct wholly owned subsidiary of UnitedHealth Group. The business address of each of the directors and executive officers of UnitedHealth Group is 9900 Bren Road East, Minnetonka, Minnesota 55343. The business address of each of the directors and executive officers of Purchaser is c/o UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, Minnesota 55343.

UnitedHealth Group

Name	Present Principal Occupation or Employment	Country of Citizenship
Directors

Stephen J. Hemsley	Non-Executive Director; Chairman of the Board	United States

William C. Ballard, Jr.	Non-Executive Director	United States

Richard T. Burke	Non-Executive Director	United States

Timothy P. Flynn	Non-Executive Director	United States

Michele J. Hooper	Non-Executive Director; President and CEO of The Directors’ Council	United States

F. William McNabb III	Non-Executive Director	United States

Valerie C. Montgomery Rice, M.D.	Non-Executive Director; President and Dean of the Morehouse School of Medicine	United States

John H. Noseworthy, M.D.	Non-Executive Director	United States and Canada

Glenn M. Renwick	Non-Executive Director	New Zealand

Gail R. Wilensky, Ph.D	Non-Executive Director; Senior Fellow at Project HOPE	United States

Executive Officers

David S. Wichmann	Chief Executive Officer; Director	United States

Andrew P. Witty	President; Chief Executive Officer of Optum	United Kingdom

Dirk C. McMahon	Executive Vice President; Chief Executive Officer of UnitedHealthcare	United States

John F. Rex	Executive Vice President; Chief Financial Officer	United States

CUSIP No. 25456K101	SCHEDULE 13D	PAGE 13 OF 14 PAGES

Thomas E. Roos	Senior Vice President; Chief Accounting Officer	United States

Marianne D. Short	Executive Vice President; Chief Legal Officer	United States

D. Ellen Wilson	Executive Vice President	United States

Purchaser

Name	Present Principal Occupation or Employment	Country of Citizenship

John Michael Prince	Director; Chief Executive Officer and President	United States

Jeffrey David Grosklags	Director; Executive Vice President	United States

Karen Elizabeth Peterson	Secretary	United States

Peter Marshall Gill	Treasurer	United States